Filed by Apex Treasury Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Apex Treasury Corporation

Commission File No. 001-42916

Date: July 28, 2026

The following communications are being filed in connection with the proposed acquisition (the “Transaction”) of TECfusions, Inc. (“TECfusions”) by Apex Treasury Corporation (“Apex Treasury”).

On July 28, 2026, TECfusions and Apex Treasury held a joint investor information webinar to provide additional detail regarding the Transaction. The following is a transcript of such webinar:

TECfusions, Inc. & Apex Treasury Corp.
Business Combination Introduction Webinar
TRANSCRIPT
Tuesday July 28, 2026 at 11:00 a.m. ET

PARTICIPANTS

●	Simon Willcocks: SVP, Alliance Advisors IR [Host]

●	Simon Tusha: Founder, TECfusions, Inc.

●	Denis Minihane: Chief Executive Officer, TECfusions, Inc.

●	Paul Sykes: Chief Financial Officer, Apex Treasury Corp.

LINKS

●	INTRODUCTION

●	PREPARED REMARKS

●	QUESTION & ANSWER SESSION

●	CLOSING

INTRODUCTION

Simon Willcocks, Alliance Advisors IR

Good morning, everybody.

Thank you for joining us on today's call to discuss the announced business combination involving TECfusions and Apex Treasury Corp. My name is Simon Willcocks. I lead the Energy Transition and Technology Infrastructure Practice, Alliance Advisors IR, and I'm pleased to be your host for today's webinar.

Before we begin, I'd like to remind everyone that certain statements made on this call may constitute forward-looking statements, including those statements regarding the proposed transaction, TECfusions' future plans, operating outlook, development strategy, market opportunity, and expected financial performance. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Listeners are encouraged to review the filings and materials related to the transaction, including the risk factors and other disclosures that will be filed with the SEC.

Please note today's call is being recorded and will be made available on TECfusions' website shortly after the event. All participants are in listen-only mode and will remain so for the duration of the call. Following the company's prepared remarks, we'll open the call for a moderated Q&A session.

Today's webinar is intended as an introduction to TECfusions and will cover TECfusions' technology, environment, community model, its adaptive reuse and low-water cooling approach, and, of course, the transaction framework with Apex Treasury.

Joining me on the call today are Simon Tusha, founder of TECfusions, Dennis Minihane, Chief Executive Officer of TECfusions, and Paul Sykes, Chief Financial Officer of Apex Treasury Corp, who is expected to assume the role of Chief Financial Officer of TECfusions.

With that, I'll be pleased to turn the call over to Mister Simon Tusha, founder of TECfusions. Simon.

PREPARED REMARKS

Simon Tusha, TECfusions

Thank you, everyone, for joining today.

We do have some prepared remarks. At the highest level, TECfusions' DNA is built around technology, environment, and community. We treat the fusion of this into everything that we do. The execution of this BCA with Apex is an important milestone for TECfusions. We believe that this transaction marks the beginning of a new phase for the company and creates an opportunity to bring technology, environment, community model, adaptive reuse, and AI infrastructure platform to the public markets in a way that is clear, timely, and aligned with current power, water, and community concerns.

This transaction is about scaling the DNA into a public company that can essentially data and power infrastructure with communities, not just for them but for everyone. When I founded TECfusions, the core of the idea was straightforward. The world was moving into a far more compute-intensive future, and my infrastructure needed to support that was going to need to become strategically and importantly increasingly scarce, particularly the power secured in thermal capabilities and energy storage embedded in the underutilized assets across the country, meaning all of the old industrial assets that are sitting across the country and across the world not being used.

My view, and the view of pretty much the world has now embraced this many years after the fact. Today, artificial intelligence is changing the requirements for digital infrastructure. Customers are no longer asking for traditional colo space. They're asking for power availability and densities that are far, far higher, readiness and speed deployment, and operational capability to support the next generation AI and high-compute environments. These different requirements demand a different kind of infrastructure company. The need to get these GPUs up and running quickly is essential.

TECfusions was built with that market shift in mind around technology, environment, community, the ethos that treats these elements in a separable, in a lens through which we see and decide existing infrastructure. Another way of saying, we use the existing infrastructure that's already embedded, adapt it to make it usable for AI. Today, we are focused on designing, building, and leasing the next-generation data center infrastructure and AI. Our strategy is simple: speed to market, scalable, secure, and capital efficient.

The technology, environment, community framework that governs how we develop and operate these sites, that framework reflects our belief that data and electricity have become essential elements of communities that we serve. Fundamentally, people rely on data flying through these facilities, on the power that they help enable to everything modern life. Everything that we do flows through a data center.

The major part of the differentiations of this adaptive reuse is identifying existing infrastructure and opportunities to convert them to AI facilities quickly, faster and a more efficient way than traditional builds. We believe this matters because the market is moving so quickly. AI demand is accelerating, and supply is constrained. Power has become one of the most important variables in the entire data center equation. The ability to align power, site readiness, and execution increasingly separates winners from the rest of the field. That is why we focus on sites where we can combine power access, adaptive reuse, and low water usage, and long-term community partnerships, where we can tap into existing energy infrastructure rather than entirely building new footprints.

Over the last several years, we have worked to build a platform position to exactly this environment. We have expanded our portfolio, strategically developed opportunities, and sharpened our focus on customer segments that include neo cloud, enterprise hyperscalers, AI users, and GPU as a service operators. These customers need high-density, resilient, scalable infrastructure, and they need it on timelines that legacy data center markets struggle to meet.

As we consider the next step of the company's evolution, we believe entering the public markets with this transaction would best support our long-term strategy. This gives us a broader platform and a deeper visibility in the capital markets and the ability to pursue growth in the public company and current currencies and structure. Just as important, we believe this transaction allows TECfusions to store the right away as an AI infrastructure company with differentiated operating models, clear market need, and disciplined growth. What we mean by that is since the company's inception, we have run as a publicly traded company. We have grown and we have built very, very systemically and very, very purposefully.

Before I hand it over to Dennis, I want to make a broader point. TECfusions is not participating in this trend. We believe that we're operating at the intersection of a durable shift in the rise of AI, the increasing strategic value of digital infrastructure, and the scarcity of power-enabled capacity and the need for more flexible development models. It is the context in which we have built this company and the context in which we are bringing it to public.

Dennis.

Denis Minihane, TECfusions

Thank you, Simon.

Good morning, everybody. My name is Dennis Minihane, and before we start, I'd like to thank the founder for the opportunity.

In building on his remarks, I want to talk specifically about what TECfusions is and how we operate and what we believe, the company, why we believe the company is so well positioned by the market change, by market opportunity ahead. At its core, TECfusions is an AI infrastructure company focused on next-generation data centers built around a technology, environment, and community ethos. We believe that facilities designed to support the demand for computing environments of high-density AI workloads, high-performance computing applications, and customers whose business model depend on rapid access to scalable infrastructure.

It is important to understand, we believe that not all data center capacity is the same. The market increasingly values capacity that is power available, deployment ready, and suitable for modern compute intensity. This is particularly true of AI, where customers often face bottlenecks around power, cooling, and timing. We have built TECfusions to address these issues.

Our approach has and always will be centered on three principles. The first is speed. In this market, speed to deployment is not just a nice to have. We believe it's essential. Customers want infrastructure that can be brought online quickly, and we believe that our adaptive reuse model provides a meaningful advantage in that regard. We can get people to market quicker than anyone else. Rather than relying solely on ground-up development, we seek opportunities where existing assets and infrastructure can be repurposed and modernized into AI-ready use. This shortens timelines and also, importantly, improves capital efficiency.

Second, scale. We are building TECfusions as a platform, not as a one-off project development or developer. We are pursuing a multi-gigawatt opportunity across a rapid expanding portfolio, and we are doing that with a disciplined focus on locations, power availability, and customer demand. We, as the founder, believe scale matters because customers increasingly want to partner with companies that can grow with them.

Third, sustainability and efficiency. We believe infrastructure development needs to be both economically rational and operationally responsible. Adaptive reuse is not only a speed and cost strategy, it is also a more resource-conscious model. It allows us to reposition existing assets, limit water use through efficient cooling designs, and create new value onto realize infrastructure around our four surrounding communities, all while making better use of energy strategy and transmission capacity already present at those sites.

From a market standpoint, our target customer base is very attractive. We in TECfusions are focused on neo cloud companies, AI, enterprise AI deployments, and GPU as service providers. These customer groups are seeing strong demand, and in many cases, their infrastructure needs are urgent. They require density, flexibility, and confidence that their providers understand technical and operational demand of AI-native deployments. Importantly, these customers also understand that the data and electricity have become essential for their own users, so they value partners whose DNA, TECfusions' DNA, combines technical execution with environment and community responsibility.

Over the last year, we and TECfusions have been deliberate about building our profile and an identity beyond just the infrastructure investment community in which we operate. Our founder, Simon, recently presented the TECfusions' vision at the Bank of America Conference on global technology in San Francisco. I was glad to be with him, where he spoke to one of the most influential gatherings of technology investors in the world about AI, infrastructure demand cycle, and importance of speed, power, and scalable execution.

More recently, in New York, he spoke at the NASDAQ Global Industrial Forum, where he addressed an audience of founders like himself, operators, and investors on an opportunity to see the next generation data center infrastructure. Both appearances reflect a deliberate choice. We want TECfusions to be part of the conversation at the highest levels.

We didn't stop there. We continued to lean into something broader, and in doing so, we were privileged to sponsor the UFC Freedom event 2:50, the first professional sporting event held on the White House lawn on June 14th recently. It is part of the country's, the nation's, two hundred and fiftieth anniversary celebrations. And we've recently published a children's book, Why Do We Need Data Centers, written to help young readers understand what data centers are and why they are important in everyday life.

I think if there is one takeaway from today's and this morning's conversation, it is this: data center company is willing to publish books that will help children understand why data center is essential. We're also building a serious infrastructure business and brand that makes the role of data centers in everyday life visible. Simon doesn't hide from the negativity. He faced it with honesty. If that means putting our names in front of millions and people at a national landmark or a channel's book, we continue to advocate for TECfusions' vision for data center development.

Looking ahead, our priorities as a public company will be clear. We intend to expand our infrastructure portfolio, deepen our customer relationships, maintain discipline around capital deployment, and continue to build a company that can become a meaningful platform in the AI infrastructure ecosystem. We humbly and very keenly recognize that becoming a public company brings a higher standard of transparency, accountability, and execution. We in TECfusions and Simon's executive team welcome. We also believe our strategy is clear, our market opportunity is compelling, and our team is ready for the next step.

With that in mind, I'd like to introduce you to Paul Sykes. Thank you, Paul.

Paul Sykes, Apex Treasury

Thank you, Dennis, and good morning, everyone.

I'm pleased to be speaking with you today and excited about the opportunity to help lead TECfusions through this next phase as the company enters the public markets. I'll focus my remarks on three areas: the logic of the transaction, the qualities of the TECfusions model from a financial standpoint, and the broader value proposition for investors.

Starting with the transaction itself, last week's announcement reflects a shared view between TECfusions and Apex Treasury Corporation that this is the right platform and the right time to create a public company that is positioned around AI infrastructure. The objective of the transaction is to provide TECfusions with access to capital, greater strategic flexibility, and a public market framework from which it can pursue its growth plans.

As is typical, the full transaction details, including valuation, pro forma ownership, governance, and expected use of proceeds, will all be set out in the transaction materials and related SEC filings. For the purposes of today's call, I want to focus on why we believe the structure makes sense.

First, TECfusions is operating in a sector where timing matters. Demand for AI infrastructure is strong, but the ability to respond to that demand depends on capital access, execution discipline, and market credibility. A public listing can help support all three of these.

Second, TECfusions has a business model that we believe should translate well to the public markets. It is an infrastructure-led story centred on AI-ready, power-secured capacity, development through adaptive reuse of legacy industrial sites. When executed well, that kind of model can create attractive visibility, durable customer relationships, and very meaningful operating leverage over time.

Third, we believe investors increasingly looking for differentiated ways to participate in the AI build-out. Many public AI stories are software stories, semiconductor stories, or hyperscaler stories. TECfusions offers exposure to a different but equally important layer of the stack: the physical infrastructure required to enable AI deployment at scale.

From a financial standpoint, what stands out to me about TECfusions is the alignment between market need and the operating model. The company, in an area of the market where demand is real, urgent, and constrained by supply. That matters because when a market is undersupplied for power-secured, high-density capacity, execution becomes especially valuable. If we can deliver capacity with speed and reliability, you are not just competing on commodity terms. You are competing with a very differentiated solution.

The adaptive reuse strategy is also important financially in general. Reducing development timelines and making efficient use of existing assets can improve capital efficiency and potentially enhance returns relative to more time-intensive development paths. That does not remove execution risk, but it does create a framework where disciplined project selection can be highly valuable.

Our capital allocation priorities will be grounded in sites and projects that align with TECfusions' technology, environment, community framework. That includes a bias towards underutilised assets and existing energy infrastructure where we can unlock value with less environmental impact than building new capacity from scratch.

As incoming CFO, one of my priorities will be to ensure that the public company is managed with a clear capital allocation philosophy. That means being rigorous in where we invest, thoughtful about balancing growth and discipline, and transparent with investors around milestones, priorities, and performance. We want TECfusions to be viewed not simply as an interesting concept but a credible public company that earns investor confidence through execution.

Finally, on the investor proposition, I would say this: TECfusions combines a powerful secular theme with a differentiated market position. The secular theme is obvious, the continuing build-out of AI infrastructure. The differentiated position lies in the company's approach to AI-ready capacity, speed to market, and adaptive reuse. If the management team continues to execute well, we believe that combination can be very compelling.

With that, I'll turn back to our host, who can begin the Q&A portion of this call.

QUESTION & ANSWER SESSION

Simon Willcocks, Alliance Advisors IR

Thank you, Paul.

Thank you, gentlemen. We'd like to now open the floor to questions. I'd ask our audience to please submit your questions using the Q&A box at the bottom of your screen here. We'll take as many as time allows for today's call, and we'll look to group some similar questions together. During the remarks, we've already had some come through, so I'm gonna take these in the order that they were received.

QUESTION 1

Simon, this is one for you initially around some philosophy. How does TECfusions' technology, environment, community DNA translate into concrete strategic decisions on site selection, design, and operations?

Simon Tusha, TECfusions

Our site selection is based around where can we find sites that have existing power availability and existing connection to not only the electrical grid but also the gas grid. There are lots of sites like that, but most of them have been overlooked for many years. And from a community standpoint, most of those industrial sites have laid off a lot of people, so there's a workforce that's embedded in the communities that are surrounding these sites. So we look to target them and hire the local people in the community to revitalize these communities.

QUESTION 2

Simon Willcocks, Alliance Advisors IR

Thank you.

Second question, I think this is also perhaps, I think, for Dennis. Can you walk us through the key milestones between signing the BCA and first day of trading, and what do you see as the main execution risks in that timeline?

Denis Minihane, TECfusions

I mean, obviously there's a lot of work. I describe the signing of the BCA as the end of the beginning. I think what we have, we've got a group of people who like each other. I think it's one of the things that's been very good with Apex Corporation and TECfusions. There's a likeability and a willingness to work together. There's also a lot of humility.

I think time, we obviously want everything to happen immediately and move as quickly as possible. And operationally, I don't see any challenges in terms of where we wanna be. I think what is key for us is that we present well on SEC and we move forward. I think it's a great team. I think getting to the BCA was a great test, and I think a testimony to the team involved to get it done in the time that they did.

QUESTION 3

Simon Willcocks, Alliance Advisors IR

Thank you.

Another BCA and process-linked question. I think, Paul, this is perhaps for you. How do you think about the balance between project-level financing and corporate-level capital in funding a multi-gigawatt build-out? And obviously, if anyone else would like to jump in and join with questions, please go for it, but I'll probably start with Paul on that one.

Paul Sykes, Apex Treasury

Yes, so obviously in the past, the financing has been at a project level, and that will probably continue as we evolve into a public company. But having access to the capital markets will allow us, and TECfusions is a company that very much is suited to the capital markets, to be in public because so we can access both equity and debt at a corporate level going forward to fund specific projects and the overall corporation.

QUESTION 4

Simon Willcocks, Alliance Advisors IR

Thank you.

Simon, I can see this being one for you. Simon Tusha recently spoke about water use and the low levels of water use. In practical terms, how does TECfusions limit water use while still supporting high-density liquid-cooled AI workloads? What does that mean in practical terms for host communities?

Simon Tusha, TECfusions

I'm gonna give you an analogy that everybody can understand. We are in the dog days of summer. It's hot across America. Everyone, thankfully, most people here in the United States have air conditioning systems. I ask everybody to ask themselves how many times a day do they go refill their air conditioners with water, and the answer is none. We use the same airside chilling systems as most buildings do and almost all residential do. Does it cost a little bit more money to run airside chillers versus water cooling towers? It does, but that's part of the environmental portion of TECfusions. It's better for us to spend a little bit more money to make sure that we're not using water.

QUESTION 5

Simon Willcocks, Alliance Advisors IR

Thank you, Simon.

Dennis, this is one for you. There's a lot of good questions coming in here this morning. Thank you to the audience. Please keep them coming. Dennis, one for you. How are you positioning TECfusions relative to hyperscalers and neocloud providers? Are you primarily a landlord, a partner, or something more like a joint developer?

Denis Minihane, TECfusions

I mean, our key to our philosophy is we're the space, power, and cooler provider. Obviously, we want to have extensive and deep relationship with them, but it's limited to the space, power, and cool. I think, obviously, the conversations in relation to water and all the things that Simon, as a founder, is talking about right now, I think is resonating with them. But most certainly it's a space, power, and cooling provider, with conversations on how to ensure that our philosophy mirrors with theirs in terms of the technology and the community and the environment. So that's where the relationships. Obviously, that may evolve, but for now that model is working for us and for them.

QUESTION 6

Simon Willcocks, Alliance Advisors IR

Paul, can you provide a capex per megawatt range for the contracted data center capacity, excluding the Pennsylvania power plant at this time?

Paul Sykes, Apex Treasury

Capex per megawatt is in the 10 to 13 million per megawatt range, which is very competitive for the marketplace. We develop largely to order, essentially, so at the time we're developing additional capacity, we're also entering into long-term contracts with our clients.

QUESTION 7

Simon Willcocks, Alliance Advisors IR

Simon, I'm looking at TECfusions' differentiation. Where do you see the biggest bottlenecks today, and how does TECfusions position itself to resolve these? Is this power interconnection, equipment lead times, customer decision cycles, something else? How do you solve these, and why are you above peers?

Simon Tusha, TECfusions

The biggest impediment right now would probably be equipment. One of the things that is interesting about our model versus other data center companies is we use continuous duty-rated equipment, so we're actually trying to, we source a different type of equipment than the normal data center provider. We're not doing emergency or standby equipment, so that allows us to find a different market segment for equipment. But obviously electrical equipment and staff, we need to train and hire a lot of people to build and own and operate these facilities on behalf of our tenants. So those are kind of the critical points. We are embarking on partnering with universities and other vendors to get people trained up and then bring additional capacity online.

QUESTION 8

Simon Willcocks, Alliance Advisors IR

Thank you. Dennis, and perhaps Simon as well, what's your framework for entering new markets, thinking beyond Virginia, Pennsylvania, Arizona? What do you look for in power, policy, and community engagement before committing?

Denis Minihane, TECfusions

Well, I think if anybody has read on Simon, and I'll speak to this, I mean, he's present five years from now. So there is a lot of opportunity pipelines, a pipeline full of sites internationally, some in Europe, some in South America. Again, to be true to our core of the technology, environment, and community, I was recently at a site with the founder where you look at a decimated community surround by an unused building, and you imagine what can happen to that community should these opportunities that potentially are in Simon's mind occur. The community will have a sustainable job opportunity that's no longer having to travel outside the county or beyond. Families will have generations of ability to work there. And the impact in terms of the overall rise, I think, is key.

Now, it's also a site that is also going to be using natural energy as a source. So I think there are a lot of opportunities. It takes a very unique person, and I'm looking at him, to be able to look at that facility. I walk through it, and I will say this as CEO to the audience, I see maybe holes in the roof and leaking walls, and he sees data center. That is what we got to harness behind, and that vision for him to be able to do that gives us a head start. It also means we can deliver economically, and most certainly we can bring life to a community, which, if we do anything as a company, I think a good company helping the community is the one thing that we can all say that we achieved in doing together.

Simon Tusha, TECfusions

I can add a little more color to that. We're currently talking to various hyperscalers, and we have opportunities in Latin American markets, the European markets, and Asian markets, with site-specific sites identified that we've already begun high-level engineering on. And some of the sites we actually already have title to the property and the underlying energy assets.

QUESTION 9

Simon Willcocks, Alliance Advisors IR

Thank you both. Follow-on question to that. So you talk about being essential communities. In practice, are there any specific metrics or programs around jobs, education, or local energy resilience that you're involved in or that facilitates your new site developments?

Simon Tusha, TECfusions

There's nothing specifically in place. Every state and every community that we're in are obviously different, different workforce pools, different environment situations. We are currently working with Western Pennsylvania, a very large educator that I will allow them to announce what we're doing with them in the future. But we are working on things actively within every community that we're in to try and improve the community but build a stronger workforce. All three of our current-day operational data centers all have existing job openings, and two of the sites need a lot more full-time staff.

Simon Willcocks, Alliance Advisors IR

Thank you.

QUESTION 10

Changing direction a little bit, the questions are still flowing. This is good. Paul, one for you. It was announced that there is a 35 million dollar pipe investment. Will you be looking to raise additional pipe proceeds, or are the cash requirements sufficient for now?

Paul Sykes, Apex Treasury

Thanks, Simon. The 35 million initial pipe certainly underpins the cash required to get the transaction completed. Apex Treasury Corporation is a 345 million SPAC with 345 million cash in trust, so we would envisage also being hopeful of retaining a lot of that trust money. But as we progress over the next four to six months towards closing the transaction, then yes, we'll also evaluate whether it's appropriate to raise an additional pipe.

QUESTION 11

Simon Willcocks, Alliance Advisors IR

Couple of questions here about your outlook and future thoughts. First one, I think, Simon, for you. Across your live sites, what share of total capacity is currently under lease versus available, and what's your line of sight to executed leases by year-end 26?

Simon Tusha, TECfusions

So our Clarksville 1 location is fully leased. Our Clarksville 2 location is 75% leased. From a capacity, we can build another 10 megawatts there. Obviously, our Keystone facility, the limits on that are almost boundless. As far as additional lease, we probably have 2 gigawatts of negotiations ongoing with the sales team right now with various hyperscalers across the platform. I would anticipate that we'll probably get a few more leases signed before the end of 26. But that would, this late in the year, I don't anticipate us signing any leases and bringing on any additional capacity before probably Q1 or Q2 of 27.

QUESTION 12

Simon Willcocks, Alliance Advisors IR

Thank you. And then another outlook question. I think this, given time, maybe our last one for now. Simon, looking 3 to 5 years out, what would success look like for TECfusions as a public listed company, thinking in terms of scale, mix of customers, and maturity of your TEC model?

Simon Tusha, TECfusions

If we look a few years out, we'll probably be gigawatts of data center capacity online. All of our leases are long-term leases. Even with the existing MSAs we have in place for our clients, I think our shortest remaining term is 12 years, maybe 13 years, so very long-term stabilized assets. And moving into becoming a pillar in each of the communities that we're in to provide solid infrastructure for people to house their healthcare, their first responders' information, will all be kind of resident in TECfusions facilities.

Simon Willcocks, Alliance Advisors IR

Thank you. I think that's our last question for now. I think, Simon, I'll hand the mic back to you. Simon, for some closing comments, sir.

CLOSING

Simon Tusha, TECfusions

Thank you.

I wanna thank everyone for their time, for dialing in. This is a milestone for us as a step in the community. I do want to point out Miss Andrea Judkins is in the back. She's the only reason that this company exists because she found, she gave us the infrastructure for me to get this company started. We are looking at this not as a what up. We are looking at this as a continuation of the right thing to do.

As we announce the board members, the public market will recognize almost every one of our board members. We do have one of our board of directors with us today. Lord Benjamin Mancroft from the UK is with me today. And the rest of the board members are all top of breed, and many of them very, very experienced in public markets. And they're here to run the company as I step back and allow them to take us to the next step.

Simon Willcocks, Alliance Advisors IR

Thank you, Simon Tusha, Dennis Minahan, and Paul Sykes, and thank you to everyone for joining us today. If you have any additional questions or would like to follow up with the company, please do feel free to contact us at IR at techfusions.com. That concludes today's webinar. You may disconnect at your convenience. Thank you very much.

END

Forward-Looking Statements

The information in this filing may include “forward-looking statements”. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements include: projections of market opportunity and market share; estimates of customer penetration rates and usage patterns; projections regarding TECfusions, Inc.‘s (“TECfusions,” “we,” “us” or “our“) ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding TECfusions’ ability to execute its business model; expectations regarding TECfusions’ ability to attract, retain, and expand its customer base; TECfusions’ expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; TECfusions’ ability to maintain, protect, and enhance its intellectual property; future partnerships, ventures or investments in companies, products, services or technologies; the successful consummation and potential benefits of the proposed business combination involving TECfusions and Apex Treasury Corporation (“Apex Treasury”) and related transactions, including the anticipated PIPE financing (collectively, the “Transaction”); and the potential for TECfusions to increase in value. These forward-looking statements are provided for illustrative purposes only and must not be relied on as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. These statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results, levels of activity, performance or achievements of the combined company following the Transaction (the “Combined Company”) to be materially different from any future results expressed or implied by such statements. Such risks and uncertainties include: that TECfusions is pursuing an emerging technology and may not achieve commercialization or market acceptance; TECfusions’ historical net losses and limited operating history; expectations regarding future financial performance, capital requirements and unit economics; TECfusions’ competitive landscape; dependence on key management; the potential need for additional future financing; TECfusions’ ability to manage growth; reliance on strategic partners and third parties; risks associated with privacy, data protection or cybersecurity incidents; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws, regulations, taxes, trade conditions and the macroeconomic environment; the Combined Company’s ability to maintain internal control over financial reporting; the possibility that required regulatory approvals for the Transaction are delayed or not obtained; the risk that Apex Treasury shareholders could elect to have their shares redeemed; the outcome of any legal proceedings or government investigations; failure to realize the anticipated benefits of the Transaction; and other factors described in Apex Treasury’s filings with the SEC. If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TECfusions nor Apex Treasury presently know or that TECfusions or Apex Treasury currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TECfusions’ and Apex Treasury’s expectations, plans or forecasts of future events and views as of the date such statements are made. Neither TECfusions nor Apex Treasury undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of TECfusions, Apex Treasury or the Combined Company, following the implementation of the Transaction or otherwise. Accordingly, undue reliance should not be placed on these statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date such statements are made, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. An investment in Apex Treasury is not an investment in any of its founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Apex Treasury, which may differ materially from the performance of its founders’ or sponsors’ past investments.

Additional Information About the Transaction and Where to Find It

The Transaction will be submitted to shareholders of Apex Treasury for their consideration. Apex Treasury and TECfusions intend to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to Apex Treasury’s shareholders in connection with Apex Treasury’s solicitation for proxies for the vote by Apex Treasury’s shareholders in connection with the Transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to TECfusions’ shareholders in connection with the completion of the Transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement and other relevant documents will be mailed to shareholders of Apex Treasury as of the record date established for voting on the Transaction. Before making any voting or investment decision, Apex Treasury shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the Registration Statement, definitive proxy statement/prospectus, as well as other documents filed with the SEC by Apex Treasury in connection with the Transaction because these documents will contain important information about Apex Treasury, TECfusions and the Transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Apex Treasury with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Apex Treasury.

Participants in the Solicitation

Apex Treasury, TECfusions and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Apex Treasury’s shareholders in connection with the Transaction. Information regarding the persons who may be deemed participants will be set forth in the proxy statement/prospectus when filed by Apex Treasury with the SEC. You can find more information about Apex Treasury’s directors and executive officers in the Registration Statement and the proxy statement/prospectus which forms a part thereof, once available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement and the proxy statement/prospectus which forms a part thereof when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

The securities to which this filing relates have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. This filing relates to securities that TECfusions intends to offer in reliance on exemptions from the registration requirements of the Securities Act and other applicable laws. These exemptions apply to offers and sales of securities that do not involve a public offering. This filing and any statements made in connection with this filing are for informational purposes only and do not constitute an offer to sell or the solicitation of an offer to buy, or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale of securities in any jurisdiction in which, or to any person to whom, such offer, solicitation or sale may be unlawful under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.